Verizon Pennsylvania Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2003	Years Ended December 31,
(Dollars in Millions)		2002		2001	2000	1999	1998

Income before provision for income taxes and cumulative effect of change in accounting principle	$216.8	$763.5	(a)	$513.5	$806.2	$820.4	$694.2	(a)
Equity loss (income) from affiliate	—	32.6		156.3	31.9	(.8)	—
Dividends received from equity affiliate	.3	—		.7	1.0	.8	—
Interest expense	29.2	127.5		132.3	133.9	122.2	120.6
Portion of rent expense representing interest	13.7	48.0		43.8	16.5	16.6	18.2
Amortization of capitalized interest	1.3	4.7		4.2	3.0	2.3	1.8

Earnings, as adjusted	$261.3	$976.3		$850.8	$992.5	$961.5	$834.8

Fixed charges:
Interest expense	$29.2	$127.5		$132.3	$133.9	$122.2	$120.6
Portion of rent expense representing interest	13.7	48.0		43.8	16.5	16.6	18.2
Capitalized interest	2.1	7.0		16.6	12.9	7.2	9.0

Fixed charges	$45.0	$182.5		$192.7	$163.3	$146.0	$147.8

Ratio of earnings to fixed charges	5.81	5.35		4.42	6.08	6.59	5.65

(a)	Restated in accordance with Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”